UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 333-64420

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ]Form N-SAR   [ ]Form N-CSR

    For period ended March 31, 2003

    [ ]  Transition Report on Form 10-K

    [ ]  Transition Report on Form 20-F

    [ ]  Transition Report on Form 11-K

    [ ]  Transition Report on Form 10-Q

    [ ]  Transition Report on Form N-SAR

    For the transition period ended: ____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-- REGISTRANT INFORMATION

                                  MEDICOR LTD.
                            (Full Name of Registrant)

                                 SCIENTIO, INC.
                           (Former Name if Applicable)

                         4560 S. Decatur Blvd., Ste. 300
         (Address of Principal Executive Office (Street and Number))

                             Las Vegas, Nevada 89103
                           (City, State and Zip Code)



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PART II-- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

          The Form 10-Q could not be filed without unreasonable effort or expense because of the recent reverse merger transaction with International Integrated Incorporated, a British Virgin Islands Company and the complications and difficulties in merging the financial, accounting and other information of International Integrated Incorporated with that of MediCor Ltd.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Jim J. McGhan                   (702)        932-4560
        ----------------------------------------------------------------
        (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                [ ]  Yes        [X] No

          Amendment to Current Report on Form 8-K dated February 7, 2003 to include audited and pro forma financial information.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X]  Yes        [ ] No

                                  MEDICOR LTD.

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date:  May 15, 2003                  By:  /s/ Jim J. McGhan
                                             ----------------------
                                              Jim J. McGhan
                                              Chief Operating Officer